UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 52)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 12, 2010

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP
107 Cheapside
London EC2V 6DN
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2)1,916,725 of such shares are represented by 38,334,500 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 51, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chief Executive Officer of Telenor East Invest AS

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Advokatene i Telenor

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Berit Svendsen (Oslo, Norway)	Norway	Chief Executive Officer of Conax AS

Name and Business Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Sigurd Endre Kjosnes Hansen (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips, Petroleum Geo-Services ASA and OCAS AS; and Chairman of the Board of Telenor ASA

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS and Chairman of the Board of Kleven Maritime AS; Member of the Board of Directors of Ekornes ASA and Jebsens Rederi AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotiv Holding ASA; and Member of the Boards of Elopak AS, Ulefos NV AS, Cappelen Holding and NCE Kongsberg

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation

Sanjiv Ahuja (London, United Kingdom)	USA	Chairman of Augere

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Group Business Development and Research

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor’s mobile and fixed network operations in Sweden and Denmark

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Group Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Communications and Corporate Responsibility of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
     As previously disclosed in Amendment No. 51 to this Statement, on October 5, 2009, Telenor ASA, Telenor East Invest AS, Telenor Mobile Communications AS and certain of their affiliates (collectively, the “Telenor Parties”) and Altimo Holdings & Investments Ltd., Eco Telecom Limited and certain of their affiliates (collectively, the “Alfa Parties”) announced that they had entered into a series of agreements with respect to their ownership interests in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M..” Immediately following such announcement, the escrow agent filed all stay documents with respect to the proceedings in the United States. However, three courts in the United States did not accept the parties’ requests to stay the proceedings in those courts. In one case, the United States Court of Appeals for the Second Circuit denied the parties’ request for a stay and issued a decision affirming in their entirety the decisions of the United States District Court for the Southern District of New York (the “District Court”) that Storm LLC, Altimo Holdings & Investments Ltd., Alpren Limited and Hardlake Limited were appealing. In two other cases, the District Court judges requested that the parties dismiss the relevant actions and granted the parties leave to refile the relevant actions if the transactions referred to in such announcement are not completed. The parties agreed to those requests and withdrew the relevant proceedings.
     On January 12, 2010, certain of the Telenor Parties and the Alfa Parties entered into an amendment to the Settlement Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited and Storm LLC, (the “Amendment to the Settlement Agreement”). The Amendment to the Settlement Agreement is intended to reflect the actions taken by the courts in the United States.
     The Amendment to the Settlement Agreement is attached to this Amendment to the Statement as Exhibit 99.1, and is incorporated in this Amendment to the Statement in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In addition to the Transaction Agreements previously described in Amendment No. 51 to the Statement, the Amendment to the Settlement Agreement described in this Amendment to the Statement, the Reporting Persons have, and may, from time to time in the future, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 51 hereto (inclusive), or as set forth in this Item 6, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement has entered into any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
24.1	Power of Attorney dated January 12, 2010, executed by Jan Edvard Thygesen, Chairman of the Board of Telenor East Invest AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad
24.2	Power of Attorney dated January 12, 2010, executed by Jon Fredrik Baksaas, Chairman of the Board of Telenor Mobile Holding AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad
24.3	Power of Attorney dated January 12, 2010, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad
99.1	First Amendment to Settlement Agreement, dated as of January 12, 2010, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited and Storm LLC.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: January 14, 2010

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact